Exhibit 99.2

Q2, 2022

Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of US dollars)

		As at June 30, 2022	As at December 31, 2021
	Notes	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		20,179	32,306
Accounts receivable		-	8,280
Prepaid expenses, deposits and receivables		1,517	3,076
TOTAL CURRENT ASSETS		21,696	43,662

NON-CURRENT ASSETS
Right-of-use assets, net	3	1,388	1,177
Property, plant and equipment, net		683	464
Patent rights, net		1,991	1,919
TOTAL NON-CURRENT ASSETS		4,062	3,560
TOTAL ASSETS		25,758	47,222

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		7,821	5,616
Current portion of lease obligations	3	339	346
Warrant derivative liability	4	263	4,930
TOTAL CURRENT LIABILITIES		8,423	10,892

NON-CURRENT LIABILITIES
Deferred income tax liabilities		56	56
Lease obligations	3	1,202	981
TOTAL LIABILITIES		9,681	11,929

SHAREHOLDERS’ EQUITY
Share capital	5	263,871	263,364
Contributed surplus – warrant reserve	6	11,749	11,749
Contributed surplus		14,448	14,067
Deficit		(273,991)	(253,887)
TOTAL SHAREHOLDERS’ EQUITY		16,077	35,293
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,758	47,222

Commitments (Note 12)

See accompanying notes to these condensed interim consolidated financial statements.

Approved on behalf of the Board:

“signed”	“signed”

Cary G. Vance	Cathy Steiner
President and CEO	Chair, Audit Committee

Q2, 2022 Interim Financial Results	1

Condensed Interim Consolidated Statements of Net and Comprehensive Loss

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2022	2021	2022	2021
		$	$	$	$
Revenues		-	10,043	-	10,093

Expenses
Research and development	7, 8	9,509	8,361	19,109	17,644
General and administrative	7, 8	3,142	3,630	5,660	6,207
Total expenses		12,651	11,991	24,769	23,851
Net loss from operations		(12,651)	(1,948)	(24,769)	(13,758)

Other Expenses (Income)
Finance income		(21)	(20)	(61)	(33)
Finance expense		17	57	35	-
Foreign exchange (gain) loss		(6)	15	28	59
(Gain) loss on fair value of warrant	4	(1,758)	(1,060)	(4,667)	1,950
Total other (income) expenses		(1,768)	(1,008)	(4,665)	1,976
Net and comprehensive loss		(10,883)	(940)	(20,104)	(15,734)

Basic and fully diluted loss per share	9	(0.10)	(0.01)	(0.18)	(0.16)

See accompanying notes to these condensed interim consolidated financial statements.

Q2, 2022 Interim Financial Results	2

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

		Six Months Ended June 30
	Note	2022	2021
		$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss		(20,104)	(15,734)
Items not involving current cash flows:
Depreciation and amortization		349	235
Interest expense on lease liabilities		36	33
Share-based compensation expense	8(c)	888	2,198
(Gain) loss on change in fair value of warrants	4	(4,667)	1,950
Accrued interest on Note payable		-	76
Warrant liability-foreign exchange adjustment		-	44
Changes in non-cash working capital balances
Receivables		8,280	-
Prepaid expenses and deposits		1,559	(426)
Accounts payable and accrued liabilities		2,205	(2,424)
Cash used in operating activities		(11,454)	(14,048)
FINANCING ACTIVITIES
Exercise of Derivative warrants		-	8,000
January 2021 Equity Offering, net of issuance costs		-	10,375
February 2021 Equity Offering, net of issuance costs		-	21,093
Exercise of Equity warrants		-	1,985
Exercise of stock options		-	14
Proceeds from issuance of common shares		-	2,380
Note payable		-	174
Repayment of lease liabilities		(205)	(102)
Cash (used in) provided by financing activities		(205)	43,919
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(334)	(152)
Purchase of patents		(134)	(183)
Cash used in investing activities		(468)	(335)

(Decrease) increase in cash		(12,127)	29,536
Cash, beginning of the period		32,306	25,469
Cash, end of the period		20,179	55,005

See accompanying notes to these condensed interim consolidated financial statements.

Q2, 2022 Interim Financial Results	3

Condensed Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of US dollars)

		Share Capital		Contributed Surplus – Warrant Reserve	Contributed Surplus	Deficit	Total
	Notes	000s	$	$	$	$	$
Balance, December 31, 2020		83,185	214,148	1,671	9,401	(239,029)	(13,809)
Derivative warrants exercised		8,000	8,000	-	-	-	8,000
Derivative warrants exercised – fair value adjustment		-	15,722	-	-	-	15,722
January 2021 equity offering, net of issuance costs		7,419	7,211	3,164	-	-	10,375
January 2021 equity offering, broker warrants		-	(1,384)	1,384	-	-	-
February 2021 equity offering, net of issuance costs		9,585	15,165	5,928	-	-	21,093
February 2021 equity offering, broker warrants		-	(1,238)	1,238	-	-	-
Equity warrants exercised		1,319	2,979	(994)	-	-	1,985
Equity warrants expired		-	-	(642)	642	-	-
Stock options exercised		20	27	-	(13)	-	14
Issuance of common shares		1,400	2,380	-	-	-	2,380
Stock-based compensation expense		-	-	-	2,198	-	2,198
Net loss and comprehensive loss		-	-	-	-	(15,734)	(15,734)
Balance, June 30, 2021		110,928	263,010	11,749	12,228	(254,763)	32,224

Balance, December 31, 2021		111,203	263,364	11,749	14,067	(253,887)	35,293
Stock-based compensation expense		-	-	-	888	-	888
RSUs exercised		206	507	-	(507)	-	-
Net loss and comprehensive loss		-	-	-	-	(20,104)	(20,104)
Balance, June 30, 2022		111,409	263,871	11,749	14,448	(273,991)	16,077

See accompanying notes to these condensed interim consolidated financial statements.

Q2, 2022 Interim Financial Results	4

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Titan Medical Inc. (“Titan” or the “Company”) is a medical technology company focused on enhancing robotic assisted surgery using innovative technologies. The Enos™ robotic single access surgical system (the “Enos System”) is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. By focusing on a single access point, the Company believes that patient trauma, post-operative pain and scarring can be reduced, and patients may be able to recover from surgery faster.

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008. The address of the Company’s corporate office and its principal place of business is 76 Berkeley Street, Toronto, Ontario, Canada M5A 2W7. On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or the “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company.

Going Concern

Since inception, the Company has devoted its resources to funding the development of the Enos System, which has resulted in an accumulated deficit of $274.0 million as of June 30, 2022. The Company’s Enos System has not been approved by any regulatory agency in any market so losses are expected to continue until the Enos System is commercialized and revenue from the Enos System can support the related costs to commercialize the platform.

The Company does not earn any revenues from the Enos System and is therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity, licensing or development agreements, or pursue non-dilutive funding sources available to the Company in the future. The continuation of the development of the Enos System and the commercialization of the Enos System is dependent upon the Company’s ability to successfully finance and complete the development program through a combination of equity financing and revenues from strategic partners. We have no current material sources of revenues from strategic partners.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The going concern basis contemplates the realization of assets and the settlement of liabilities in the normal course of business as they come due for the foreseeable future. Management has forecasted that the Company’s current level of cash is expected to be able to fund operations into Q1 2023. The Company is actively pursuing additional financing to continue the development and regulatory process for the Enos System, but there is no assurance these initiatives will be successful, timely or sufficient. Consequently, the Company’s ability to continue as a going concern beyond Q1 2023 is dependent on its ability to secure additional financing. These circumstances cast significant doubt as to the ability of the Company to continue as a going concern and, hence, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These Condensed Interim Consolidated Financial Statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these Condensed Interim Consolidated

Q2, 2022 Interim Financial Results	5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

Financial Statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited Consolidated Financial Statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read in conjunction with our most recent annual audited Consolidated Financial Statements, for the year ended December 31, 2021. We have consistently applied the same accounting policies for all periods presented in these Condensed Interim Consolidated Financial Statements as those used in our audited Consolidated Financial Statements for the year ended December 31, 2021.

These Condensed Interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 10, 2022.

Basis of measurement

These Condensed Interim Consolidated Financial Statements have been prepared under the historical cost convention, except for the revaluation of certain financial liabilities to fair value. Items included in the financial statements of each consolidated entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These interim Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Basis of consolidation

These Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in these consolidated financial statements.

Estimates, assumptions, and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and the disclosure of contingent assets and liabilities at the reporting date. Uncertainty about these assumptions and estimates could result in adjustments to the carrying amount of an asset or liability or the reported amount of revenue and expense in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Key areas of judgment and estimation are as follows:

Leases

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use (“ROU”) asset. The IBR, therefore, requires estimation when no observable rates are available. The Company estimates the IBR using observable inputs such as market interest rates and is required to make certain entity-specific estimates such as the stand-alone credit rating.

Stock-based payments and warrants

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation and warrant reserves, which require the use of several input variables. Measurement date estimates include share price, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information of a comparable peer group), weighted average expected life of the instruments, expected dividends and the risk-free interest rate (based on government bonds). The inputs to the model are subject to estimate and changes in these inputs can materially impact the estimated fair value of stock-based payments and warrants.

Asset impairments for non-financial assets and impairment reversals

The Company’s estimate of the recoverable amount for the purpose of impairment testing requires management to make assumptions regarding estimates of the present value of future cash flows including growth opportunities, economic risk, and the discount rate.

Q2, 2022 Interim Financial Results	6

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

3.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases its facility in Chapel Hill, North Carolina. This lease has remaining lease terms of approximately 4.0 years. The Company leased a facility in Toronto, Ontario for its corporate office. The Company does not have leases with residual value guarantees, or leases not yet commenced to which the Company is committed. Lease liabilities have been measured by discounting future lease payments using the Company’s incremental borrowing rate of 6.0% as rates implicit in the leases were not readily determinable. During Q2, 2022, the Company amended its lease to acquire additional space and extended the lease term by 12 months to June 30, 2026. These amendments were discounted using an incremental borrowing rate (IBR) of 12.0% to reflect the current economic environment.

The following table summarizes the Company’s right-of-use assets outstanding at June 30:

2022
$
Balance, January 1	1,177
Additions	468
Revision to IBR	(85)
Amortization expense	(172)
Balance, June 30	1,388

The following table summarizes the Company’s right-of-use liabilities outstanding at June 30:

2022
$
Balance, January 1	1,327
Additions	468
Revision to IBR	(85)
Interest expense	36
Repayments	(205)
Balance, June 30	1,541

Q2, 2022 Interim Financial Results	7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

4.	WARRANT DERIVATIVE LIABILITY

The warrant derivative liability arises from Company’s common share purchase warrants in connection with historical equity offerings. These warrants are priced in non-functional currency which resulted in having exercise prices that are not fixed and include features that have a cashless exercise option or a ratchet down provision. Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from the Company’s functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through Net and Comprehensive Loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expired unexercised.

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2021	18,955,281	4,930
Expired	(446,377)	--
Items that were classified to net loss:
Change in fair value	--	(4,667)
As at June 30, 2022	18,508,904	263

As at June 30, 2022, the following derivative warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
24-Aug-17	24-Aug-22	6.00	CAD	563,067	563,067
5-Dec-17	5-Dec-22	18.00	CAD	1,533,333	1,533,333
10-Apr-18	10-Apr-23	10.50	CAD	1,126,665	1,126,665
10-May-18	10-Apr-23	10.50	CAD	168,889	168,889
10-Aug-18	10-Aug-23	2.92	USD	7,679,574	6,661,068
21-Mar-19	21-Mar-24	3.95	USD	8,455,882	8,445,882
Balance at June 30, 2022				19,527,410	18,508,904

5.	SHARE CAPITAL

Authorized: Unlimited number of no par value common shares. As of June 30, 2022, the Company has 111,408,322 common shares issued and outstanding (111,202,690 as of December 31, 2021).

Q2, 2022 Interim Financial Results	8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

6.	CONTRIBUTED SURPLUS-WARRANT RESERVE

The Company issued warrants pursuant to the equity offerings in 2020 and 2021. Each warrant entitled the holder to purchase one common share at a fixed price, these warrants were classified as equity under IAS 32. These equity warrants expire between February 24, 2023 and January 26, 2026 and are not revalued at each reporting period.

As at June 30, 2022, the following equity warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
27-Mar-20	27-Mar-25	0.21	USD	154,350	93,100
06-May-20	06-Nov-25	0.45	USD	125,455	73,343
10-Jun-20	10-Jun-24	1.25	USD	1,260,000	643,387
26-Jan-21	26-Jan-26	1.94	USD	518,234	515,834
26-Jan-21	26-Jan-26	2.00	USD	3,709,677	3,123,377
24-Feb-21	24-Feb-23	3.00	USD	4,792,625	4,792,625
24-Feb-21	24-Feb-23	3.00	USD	670,967	670,967
Balance at June 30, 2022				11,231,308	9,912,633

7.	DEPRECIATION AND AMORTIZATION

The following table shows depreciation and amortization expense included in Research and Development (R&D) and General and Administrative (G&A) expenses:

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Depreciation of ROU assets	86	79	172	133
Depreciation of PPE	61	30	115	61
R&D - Depreciation	147	109	287	194
G&A - Amortization of patent rights	46	29	62	41
Depreciation and Amortization	193	138	349	235

Q2, 2022 Interim Financial Results	9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

8.	SHARE-BASED COMPENSATION

The Company’s share-based compensation plans includes stock options and Restricted Share Units (“RSU”). The Company has reserved up to 15% of the issued and outstanding Common Shares for the granting of stock options and RSUs to eligible Employees, Officers, Directors and external consultants.

Common shares outstanding, June 30, 2022	111,408,322
Share-based compensation available for issuance: 15%		16,711,248
Stock options outstanding, June 30, 2022		(3,842,392)
RSU outstanding, June 30, 2022		(1,883,011)
Share-based compensation available for future grants		10,985,845

(a)	Stock Options

The Company granted stock options to acquire common stock through our stock option plan of which the following are outstanding as June 30:

	2022		2021
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
		$		$
Balance, January 1	5,257,089	1.73	2,923,770	1.76
Granted	671,300	0.54	2,622,386	2.10
Forfeited	(2,085,997)	1.94	(19,568)	0.73
Expired	--	--	(9,810)	3.66
Exercised	--	--	(120,633)	1.44
Balance, June 30	3,842,392	1.40	5,396,145	1.94

(b)	Restricted Share Units

The Company granted RSUs to Officers and Directors through our incentive share award plan. Grants of RSUs to Directors vest either immediately or on the date of the next Annual General Meeting. Grants of RSUs to Officers vest over a four-year period. The following RSUs are outstanding at June 30:

	2022	2021
Balance at Jan 1	1,581,607	--
Granted	653,279	1,914,981
Exercised	(219,792)	--
Cancelled	(132,083)	--
Balance, June 30	1,883,011	1,914,981

Q2, 2022 Interim Financial Results	10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

(c)	Stock-Based Compensation

The following table shows the stock-based compensation expense.

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Stock options	(257)	639	(45)	955
RSUs	380	654	588	996
G&A - Stock options & RSUs	123	1,293	543	1,951
R&D - Stock options	172	136	345	247
Share-based compensation expense	295	1,429	888	2,198

Q2, 2022 Interim Financial Results	11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

9.	LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Fully diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential dilutive securities to common shares.

The Company has stock options and awards as potentially dilutive securities. Fully diluted net loss per share excludes all potentially dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially dilutive securities have been excluded from the calculation of fully diluted net loss per share because including them would be anti-dilutive; therefore, basic and fully diluted number of shares is the same for the three and six months ended June 30, 2022 and 2021.

	Three Months ended June 30		Six Months ended June 30,
	2022	2021	2022	2021
Numerator:
Net loss	($10,883)	($940)	($20,104)	($15,734)
Denominator:
Weighted average number of common shares outstanding for basic EPS	111,319,103	97,517,298	111,261,218	97,517,298
Adjustment for diluted securities[1]	-	-	-	-
Weighted average number of common shares outstanding for diluted EPS	111,319,103	97,517,298	111,261,218	97,517,298

Basic and fully diluted loss per share	($0.10)	($0.01)	($0.18)	($0.16)

[1]	The following securities were exercisable and not included in the calculation of fully diluted loss per share:

Stock options	962,692	914,575	962,692	914,575
RSUs	1,201,761	167,860	1,201,761	167,860
Warrants Derivative	18,508,904	19,592,392	18,508,904	19,592,392
Warrants Equity	9,912,633	9,912,633	9,912,633	9,912,633
	30,585,990	30,587,460	30,585,990	30,587,460

10.	FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash and cash equivalents consists primarily of deposit investments that are held primarily with Canadian chartered banks or insurance companies.

The Company’s only customer is a large multinational company which do not have a history of non-payment. Credit

Q2, 2022 Interim Financial Results	12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

risk from accounts receivable encompasses the default risk of the Company’s customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company manages this risk by managing its capital structure through continuous monitoring of its actual and projected cash flows. As at June 30, 2022, the Company had cash of $20.2 million.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash. The Company’s objectives of managing its cash and cash equivalents is to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts that are considered in excess of day-to-day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash into short-term investments, the Company only places investments with Canadian chartered banks or insurance companies and ensures that access to the amounts placed can be obtained on short notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/decrease in interest income/expense during the quarter ended June 30, 2022.

Currency Risk

The Company’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has a favourable impact on Canadian dollar denominated operating expenses. A nominal amount of the Company’s cash and cash equivalents are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocol, along with the uncertainty around the disease itself, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

Russia – Ukraine Conflict

The Russian invasion of Ukraine and the responses by governments around the world raises the prospects of increased cybersecurity attacks, strains on global supply chains, increases in energy prices, chip shortages since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production and challenges in natural resource extraction, refinement and transportation, among other possible impacts. The conflict may have a direct or indirect material adverse impact on the Company’s business, financial condition, results of operations, or cash flows.

Q2, 2022 Interim Financial Results	13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Quarter Ended June 30, 2022

(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

11.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include manufacturing the Enos System, filing an IDE with the FDA, clinical studies, filing the De Novo application, administrative costs, and intellectual property expansion and protection. The Company defines its capital as cash and cash equivalents and shareholders’ equity, which as at June 30, 2022 totaled $36.3 million [December 31, 2021 - $67.6 million].

The Company does not have any debt other than accounts payable and accrued liabilities and lease liabilities. The Company does have commitments related to the Enos System.

In managing its capital, the Company estimates future cash requirements by preparing an annual budget for review and approval by its Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.

Historically, the Company has funded its operations through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares and through license revenue received under licensing agreements. While management regularly monitors the capital markets, general market conditions, and the availability of capital, there are no assurances that funds will be made available to the Company in the required amounts or when required.

On July 30, 2019, the Company filed a Form F-3 registration statement (the “Base Shelf”) that qualifies for distribution of up to $125,000,000 of common shares, warrants, or units (the “Securities”) in either Canada, the U.S. or both.

Under the Base Shelf, the Company may sell Securities to or through underwriters, dealers, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

The Base Shelf provides the Company with additional flexibility when managing its cash resources as, under certain circumstances, it can shorten the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using the Base Shelf would be used in line with the Board approved budget. The Base Shelf is effective until July 30, 2022.

12.	COMMITMENTS

As of June 30, 2022, the Company is committed to payments totaling $16.1 million (December 31, 2021 - $9.3 million) for activities related to the development of the Enos system.

The Company entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 100,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. To-date, the performance criteria have not been achieved and no restricted Common Shares have been granted to the consultant. The agreement expired on May 13, 2022.

In May 2022, the Company received a purchase order from Medtronic plc (“Medtronic”) for $2.6 million to cover the purchase of instruments and cameras that will be used in pre-clinical activities by Medtronic. Medtronic will be evaluating the Company as a potential manufacturing and supply partner for Medtronic’s own RAS technology. The Company anticipates that will it deliver on this purchase order the remainder of 2022.

Q2, 2022 Interim Financial Results	14